IGLER AND PEARLMAN, P.A.

November 9, 2021

Securities and Exchange Commission

Division of Corporation Finance

Attention: Jessica Livingston, David Lin,

William Schroeder, and Benjamin Phippen

Re:	BayFirst Financial Corp. Registration Statement on Form S-1

Filed May 11, 2021, as amended, File No. 333-256009

Ladies and Gentlemen:

On behalf BayFirst Financial Corp. (the “Company”), please accept this letter as the Company’s proposal to revise the form of prospectus contained in the above-referenced Registration Statement.

Specifically, the Company proposes to revise the first paragraph on the cover page of the prospectus to read:

This prospectus relates to the registration of the resale of up to 3,338,420.13 shares of our common stock by our stockholders identified in this prospectus (the “Registered Stockholders”), as well as 28,696 warrants to purchase common stock, and 43,044 shares of common stock underlying such warrants. The Registered Stockholders may, or may not, elect to sell their shares of common stock or warrants covered by this prospectus. Any such sales will be as and to the extent determined by the Registered Stockholders. ~~Such~~Any sales of whole shares of common stock~~, if any,~~ will be made at prevailing market prices, through brokerage transactions on the OTCQX Best Market (the “OTCQX”), the Nasdaq Capital Market (“Nasdaq”), or through other means. Sales of fractional shares cannot be made on the OTCQX or Nasdaq, but may be made through certain brokers or through privately negotiated sales. The sales price of shares of our common stock will be at prevailing market prices on the OTCQX, Nasdaq, or otherwise. Sales of warrants, if any, will be made in privately negotiated transactions. We expect the price of any such sales will be derived from the market price of shares of our common stock. If the Registered Stockholders choose to sell their securities, we will not receive any proceeds from any such sale by the Registered Stockholders. The warrants have an exercise price of $18.00 per share of common stock. If the Registered Stockholders exercise their warrants, we will receive that amount per share. For more information, see the section titled “Plan of Distribution.”

November 9, 2021

In addition, the Company proposes to revise the last Risk Factor on page 22 of the prospectus to read:

Our fractional shares may be difficult to sell and you may be required to indefinitely hold a fractional share.

We have issued, and may continue to issue, fractional shares of our common stock. Although the owner of a fractional share will have all the rights of a shareholder, it may be difficult to sell a fractional share of BayFirst common stock. Established trading markets and exchanges, such as the OTCQX and Nasdaq, do not permit the trading of fractional shares. Certain brokers do facilitate the trading of fractional shares, but we can offer no assurances as to whether any specific broker does or will. If you want to sell a fractional share and cannot identify a broker to facilitate such a trade, you will have to hold that fractional share until you identify a private buyer for it or aggregate enough fractional shares to constitute a full share. If you cannot locate a private buyer for a fractional share or aggregate enough fractional shares to form a full share, you will have to hold ~~that~~ a fractional share indefinitely. Therefore, an investment in a fractional share of our common stock will be illiquid if you are unable to aggregate enough fractional shares to constitute a full share or identify a buyer for a fractional share.

In both disclosures, added language is printed in bold and deleted words are struck through.

We thank you for your consideration of the foregoing. Please contact me should you have any additional questions or comments.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Richard Pearlman
Richard Pearlman

cc:    Robin L. Oliver, Chief Financial Officer, BayFirst Financial Corp.